EXHIBIT 99.1

Himax Reports Third Quarter 2011 Financial Results

  Third quarter 2011 revenue increased 17% year-over-year
  Small and medium-sized panel drivers increased 47.3% year-over-year in the third quarter 2011, accounted for 49.2% of total revenues, reaching another record level
  Expect fourth quarter 2011 revenues to remain flat or slightly up with gross margin improving to over 20%
  Sales of cell phone application more than doubled year-over-year, expect strong smartphone growth momentum to continue in the fourth quarter 2011

TAINAN, Taiwan, Nov. 8, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the third quarter ended September 30, 2011.

For the third quarter of 2011, Himax reported net revenues of $162.1 million, representing a 17.2% increase from $138.3 million in the third quarter of 2010, and a 1.0% increase from $160.6 million in the second quarter of 2011. Gross margin was 18.5% in the third quarter of 2011, down 440 basis points year-over-year and down 10 basis points, sequentially. Operating loss in the third quarter was $0.5 million, compared to operating loss of $0.7 million for the same period last year and operating income of $3.4 million in the previous quarter.

Net income attributable to Himax stockholders for the third quarter of 2011 was $0.6 million or $0.004 per diluted ADS, up from $0.4 million or $0.003 per diluted ADS in the third quarter of 2010, and down from $3.6 million or $0.020 per diluted ADS in the second quarter of 2011.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the third quarter of 2011 was $4.5 million, down from $7.3 million in the same period last year, and down from $5.1 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the third quarter of 2011 was $4.8 million or $0.027 per diluted ADS, down from $7.0 million or $0.040 per diluted ADS in the third quarter of 2010, and down from $5.0 million or $0.028 per diluted ADS in the second quarter of 2011.

Reconciliation of gross margin, operating margin (loss), net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin (loss), GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Our third quarter 2011 performance highlights strong growth of display drivers for small and medium-sized applications. However, overall market demand in large-sized applications remains relatively weak amidst uncertainties in the global markets."

Mr. Wu continued, "In the third quarter 2011, revenues from small and medium-sized applications were $79.7 million, up 47.2% from the same period last year and up 28.1% sequentially and accounted for 49.2% of total revenues. Based on the fast-growing smartphone sector, our small and medium-sized driver reached another record high in terms of units shipped, absolute value and percentage of total revenue. The handset segment has become our single largest revenue contributor, replacing what were traditionally contributions from TV display drivers. In fact, revenues from the handset segment alone are now comparable to those from all large panel applications combined, including TV, monitor and laptops."

"We are currently in a strong position in the smart phone sector with leading technologies and competitive products. We carry a wide range of smart phone products including hVGA, WVGA, nHD, qHD resolution drivers for mainstream smartphones as well as the HD720 high resolution drivers of which we are one of the industry leaders in shipping to first-tier smart phone brand customers. We are also working with our panel partners in Taiwan, Japan, Korea and China to supply drivers for numerous smart phone brand customers. The growth momentum is expected to continue into the fourth quarter 2011 and beyond with strong demand from both Chinese and international brand customers."

Mr. Wu added, "As for non-driver products, our touch panel controller is expected to be the next bright spot. In the third quarter we successfully mass-produced and shipped our multi-touch capacitive touch controllers to a worldwide smartphone brand leader. We expect this demand to grow further in the fourth quarter and beyond. With our product quality and proven first-tier customer shipping track record, we are confident that we will continue to gain more new customers in the future.

LCOS in the third quarter 2011 maintained steady shipping rates. We remain committed to the long term development of LCOS microdisplay and its applications. In addition to pico projector, which accounts for the bulk of our LCOS shipments, we are working with customers on the development of brand new applications using our LCOS panels, some of which we have received tooling fees for the development of tailor-made products."

Mr. Wu continued, "Moving into the fourth quarter 2011, we are pleased to see our continuous efforts on product mix improvement and cost controls over the past few quarters come to fruition. We expect to see improved gross margin and bottom line during the fourth quarter 2011. Looking forward, gross margin improvement will continue to be a key focus. We also expect strong demand for small and medium panel drivers in the fourth quarter 2011. Although the visibility for large-sized panel demand is still limited at the moment, we are seeing a relatively low level of inventory on the customers' side. We are well prepared for possible rush orders coming from a sudden inventory replenishment needs. This is not factored into our fourth quarter 2011guidance.

In the fourth quarter 2011, we expect our revenue to remain flat to slightly up with gross margin improving to over 20%. We also expect our profit to improve as a result of better product mix and continuous cost controls. GAAP earnings attributable to shareholders per ADS is expected to be in the range of $0.02 to $0.04."

Investor Conference Call / Webcast Details

The Company's management will review detailed third quarter 2011 results on Tuesday, November 8, 2011 at 6:00 PM NYC (7:00 AM, Wednesday, November 9, Taiwan time). The conference dial-in numbers are +1-201-689-8471 (international) and +1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 1:00 PM Taiwan time on Wednesday, November 16, 2011 (midnight U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1-858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 381641.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with SEC on dated May 20, 2011, as amended.

– Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2011	2010	2011
Revenues
Revenues from third parties, net	$98,404	$71,064	$92,450
Revenues from related parties, net	63,717	67,217	68,129
	162,121	138,281	160,579

Costs and expenses:
Cost of revenues	132,134	106,602	130,682
Research and development	21,292	23,267	19,294
General and administrative	5,146	4,948	3,745
Sales and marketing	4,072	4,139	3,447
Total costs and expenses	162,644	138,956	157,168

Operating income (loss)	(523)	(675)	3,411

Non operating income (loss):
Interest income	126	193	130
Equity in losses of equity method investees	(82)	(99)	(112)
Foreign exchange gains (losses), net	759	(345)	(100)
Interest expense	(131)	(71)	(102)
Other income (loss), net	(271)	173	478
	401	(149)	294
Earnings (loss) before income taxes	(122)	(824)	3,705
Income tax expense (benefit)	(31)	(149)	926
Net income (loss)	(91)	(675)	2,779
Net loss attributable to noncontrolling interests	733	1,122	845
Net income attributable to Himax stockholders	$642	$447	$3,624

Basic earnings per ordinary share attributable to Himax stockholders	$0.002	$0.001	$0.010
Diluted earnings per ordinary share attributable to Himax stockholders	$0.002	$0.001	$0.010
Basic earnings per ADS attributable to Himax stockholders	$0.004	$0.003	$0.020
Diluted earnings per ADS attributable to Himax stockholders	$0.004	$0.003	$0.020

Basic Weighted Average Outstanding Ordinary Shares	353,396	352,589	354,629
Diluted Weighted Average Outstanding Ordinary Shares	353,753	353,767	356,138

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months Ended
	September 30,
	2011	2010
Revenues
Revenues from third parties, net	$264,947	$236,943
Revenues from related parties, net	198,846	264,543
	463,793	501,486

Costs and expenses:
Cost of revenues	375,599	396,763
Research and development	60,376	59,416
General and administrative	13,172	13,188
Sales and marketing	9,216	9,640
Total costs and expenses	458,363	479,007

Operating income	5,430	22,479

Non operating income (loss):
Interest income	396	466
Equity in losses of equity method investees	(275)	(264)
Foreign exchange gains (loss), net	776	(303)
Interest expense	(330)	(76)
Other income (loss), net	(27)	333
	540	156
Earnings before income taxes	5,970	22,635
Income tax expense	1,492	4,074
Net income	4,478	18,561
Net loss attributable to the noncontrolling interests	2,511	2,992
Net income attributable to Himax stockholders	$6,989	$21,553

Basic earnings per ordinary share attributable to Himax stockholders	$0.020	$0.061
Diluted earnings per ordinary share attributable to Himax stockholders	$0.020	$0.061
Basic earnings per ADS attributable to Himax stockholders	$0.039	$0.121
Diluted earnings per ADS attributable to Himax stockholders	$0.039	$0.121

Basic Weighted Average Outstanding Shares	354,215	355,172
Diluted Weighted Average Outstanding Shares	354,393	355,775

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:
	Three Months Ended September 30,		Three Months Ended June 30,
	2011	2010	2011
Share-based compensation
Cost of revenues	$96	$174	$11
Research and development	3,139	5,275	866
General and administrative	554	937	143
Sales and marketing	684	1,040	139
Income tax benefit	(744)	(1,108)	(177)
Total	$3,729	$6,318	$982

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$259	$259	$258
Sales and marketing	289	289	290
Income tax benefit	(125)	(264)	(125)
Total	$423	$284	$423

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:
	Nine Months Ended September 30,
	2011	2010
Share-based compensation
Cost of revenues	$118	$217
Research and development	4,874	8,024
General and administrative	839	1,394
Sales and marketing	963	1,476
Income tax benefit	(1,099)	(1,426)
Total	$5,695	$9,685

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Research and development	$775	$776
Sales and marketing	868	868
Income tax benefit	(375)	(603)
Total	$1,268	$1,041

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)
	September 30,	June 30,	December 31,
	2011	2011	2010
Assets
Current assets:
Cash and cash equivalents	$90,654	$103,887	$96,842
Restricted cash and cash equivalents	84,700	57,500	58,500
Investments in marketable securities available-for-sale	164	174	8,632
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	94,283	92,362	80,212
Accounts receivable from related parties, less allowance for sales returns and discounts	80,421	86,947	95,964
Inventories	104,664	124,350	117,988
Deferred income taxes	11,461	12,148	11,977
Prepaid expenses and other current assets	14,351	16,607	15,809
Total current assets	$480,698	$493,975	$485,924

Investment securities, including securities measured at fair value	24,447	24,706	24,622
Equity method investments	509	623	869
Property, plant and equipment, net	58,102	54,045	47,561
Deferred income taxes	23,634	25,077	24,729
Goodwill	26,846	26,846	26,846
Intangible assets, net	5,026	5,575	6,674
Other assets	1,545	1,943	2,395
	140,109	138,815	133,696
Total assets	$620,807	$632,790	$619,620

Liabilities and Equity
Current liabilities:
Short-term debt	$84,200	$57,000	$57,000
Accounts payable	113,546	125,770	115,922
Income taxes payable	2,842	5,264	9,125
Deferred income taxes	85	100	96
Other accrued expenses and other current liabilities	25,253	47,088	23,605
Total current liabilities	$225,926	$235,222	$205,748
Other liabilities	4,585	5,761	6,896
Total liabilities	$230,511	$240,983	$212,644

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 353,999,418 shares, 353,781,070 shares, and 353,842,764 shares issued and outstanding at September 30, 2011, June 30, 2011, and December 31, 2010, respectively	$106,200	$106,134	$106,153
Additional paid-in capital	99,432	101,422	100,291
Accumulated other comprehensive income	663	971	1,204
Unappropriated retained earnings	183,995	183,350	198,230
Himax stockholders' equity	$390,290	$391,877	$405,878
Noncontrolling interests	6	(70)	1,098
Total equity	$390,296	$391,807	$406,976
Total liabilities and equity	$620,807	$632,790	$619,620

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2011	2010	2011

Cash flows from operating activities:
Net income (loss)	($91)	($675)	$2,779
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,162	3,366	3,172
Share-based compensation expenses	1,600	1,555	1,159
Loss on disposal of property, plant and equipment	114	34	------
Gain on disposal of equity method investment	------	------	(313)
Loss (gain) on disposal of marketable securities, net	36	(21)	(194)
Unrealized loss (gain) on conversion option	298	(62)	144
Interest income from amortization of discount on investment in corporate bonds	(41)	(18)	(41)
Equity in losses of equity method investees	82	99	112
Deferred income tax expense (benefit)	2,020	(3,850)	(983)
Inventories write downs	1,813	2,210	1,804
Changes in operating assets and liabilities:
Accounts receivable	(1,921)	12,696	(9,264)
Accounts receivable from related parties	6,542	21,178	(3,244)
Inventories	17,873	(34,613)	3,903
Prepaid expenses and other current assets	1,890	908	(100)
Accounts payable	(12,224)	(27,918)	1,704
Income taxes payable	(2,431)	4,045	(3,912)
Other accrued expenses and other current liabilities	(316)	829	683
Other liabilities	(980)	(34)	(906)
Net cash provided by (used in) operating activities	17,426	(20,271)	(3,497)

Cash flows from investing activities:
Purchase of property and equipment	(7,128)	(1,233)	(8,674)
Proceeds from disposal of property and equipment	7	------	------
Purchase of available-for-sale marketable securities	(5,193)	(9,184)	(2,840)
Disposal of available-for-sale marketable securities	5,158	6,340	9,501
Proceeds from disposal of equity method investment	371	------	------
Purchase of investment securities	------	(1,000)	------
Decrease (increase) in other assets	65	(677)	(32)
Net cash used in investing activities	(6,720)	(5,754)	(2,045)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2011	2010	2011
Cash flows from financing activities:
Distribution of cash dividends	($21,224)	(44,097)	------
Proceeds from issuance of new shares by subsidiaries	10	117	10
Payments to acquire ordinary shares for retirement	(2,062)	(4,210)	(67)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	------	364	------
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	720	------	------
Purchase of subsidiary shares from noncontrolling interests	(1,383)	------	(67)
Pledge of restricted cash equivalents and marketable securities	(27,191)	(44,004)	(4)
Proceeds from borrowing of short-term debt	27,200	44,000	------
Net cash used in financing activities	(23,930)	(47,830)	(128)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(9)	27	38
Net decrease in cash and cash equivalents	(13,233)	(73,828)	(5,632)
Cash and cash equivalents at beginning of period	103,887	153,967	109,519
Cash and cash equivalents at end of period	$90,654	$80,139	$103,887

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$188	$ ------	$79
Income taxes	$95	$45	$5,979
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$ ------	$ ------	$21,227

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months
	Ended September 30,
	2011	2010

Cash flows from operating activities:
Net income	$4,478	$18,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,613	10,351
Share-based compensation expenses	3,921	5,240
Loss on disposal of property, plant and equipment	114	34
Gain on disposal of equity method investment	(313)	------
Gain on disposal of marketable securities, net	(351)	(99)
Unrealized loss (gain) on conversion option	902	(62)
Interest income from amortization of discount on investment in corporate bonds	(130)	(18)
Equity in losses of equity method investees	275	264
Deferred income tax expense (benefit)	1,279	(1,586)
Inventories write downs	6,381	6,445
Changes in operating assets and liabilities:
Accounts receivable	(14,071)	(19,373)
Accounts receivable from related parties	15,587	39,661
Inventories	6,943	(50,341)
Prepaid expenses and other current assets	1,465	2,468
Accounts payable	(2,376)	18,271
Income taxes payable	(6,291)	(2,445)
Other accrued expenses and other current liabilities	625	1,094
Other liabilities	(1,897)	(636)
Net cash provided by operating activities	26,154	27,829

Cash flows from investing activities:
Purchase of property and equipment	(17,653)	(5,341)
Proceeds from disposal of property and equipment	7	------
Purchase of available-for-sale marketable securities	(14,047)	(19,018)
Disposal of available-for-sale marketable securities	22,392	23,044
Proceeds from disposal of equity method investment	371	------
Purchase of investment securities	------	(2,024)
Purchase of equity method investments	------	(897)
Decrease (increase) in other assets	34	(474)
Net cash used in investing activities	(8,896)	(4,710)

Himax Technologies, Inc.
UnauditedCondensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Nine Months Ended September 30,
	2011	2010
Cash flows from financing activities:
Distribution of cash dividends	$ (21,224)	(44,097)
Proceeds from issuance of new shares by subsidiaries	41	258
Payments to acquire ordinary shares for retirement	(2,129)	(10,755)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	--	876
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	720	--
Purchase of subsidiary shares from noncontrolling interests	(1,911)	(147)
Pledge of restricted cash equivalents and marketable securities	(26,193)	(44,066)
Proceeds from borrowing of short-term debt	27,200	204,000
Repayment of short-term debt	--	(160,000)
Net cash used in financing activities	(23,496)	(53,931)
Effect of foreign currency exchange rate changes on cash and cash equivalents	50	27
Net decrease in cash and cash equivalents	(6,188)	(30,785)
Cash and cash equivalents at beginning of period	96,842	110,924
Cash and cash equivalents at end of period	$ 90,654	$ 80,139

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 364	$ 5
Income taxes	$ 6,280	$ 8,288

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30,		Three Months Ended June 30,
	2011	2010	2011
Revenues	$ 162,121	$ 138,281	$ 160,579

Gross profit	29,987	31,679	29,897
Add: Share-based compensation – Cost of revenues	96	174	11
Gross profit excluding share-based compensation	30,083	31,853	29,908
Gross margin excluding share-based compensation	18.6%	23.0%	18.6%

Operating income (loss)	(523)	(675)	3,411
Add: Share-based compensation	4,473	7,426	1,159
Operating income excluding share-based compensation	3,950	6,751	4,570
Add: Acquisition-related charges –Intangible assets amortization	548	548	548
Operating income excluding share-based compensation and acquisition-related charges	4,498	7,299	5,118
Operating margin excluding share-based compensation and acquisition-related charges	2.8%	5.3%	3.2%
Net income attributable to Himax stockholders	642	447	3,624
Add: Share-based compensation, net of tax	3,729	6,318	982
Add: Acquisition-related charges, net of tax	423	284	423
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	4,794	7,049	5,029
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	3.0%	5.1%	3.1%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Nine Months Ended September 30,
	2011	2010
Revenues	$ 463,793	$501,486

Gross profit	88,194	104,723
Add: Share-based compensation – Cost of revenues	118	217
Gross profit excluding share-based compensation	88,312	104,940
Gross margin excluding share-based compensation	19.0%	20.9%

Operating income	5,430	22,479
Add: Share-based compensation	6,794	11,111
Operating income excluding share-based compensation	12,224	33,590
Add: Acquisition-related charges –Intangible assets amortization	1,643	1,644
Operating income excluding share-based compensation and acquisition-related charges	13,867	35,234
Operating margin excluding share-based compensation and acquisition-related charges	3.0%	7.0%
Net income attributable to Himax stockholders	6,989	21,553
Add: Share-based compensation, net of tax	5,695	9,685
Add: Acquisition-related charges, net of tax	1,268	1,041
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	13,952	32,279
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	3.0%	6.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30,	Nine Months Ended September 30,
	2011	2011
Diluted GAAP EPS attributable to Himax stockholders	$0.004	$0.039
Add: Share-based compensation per ADS	$0.021	$0.032
Add: Acquisition-related charges per ADS	$0.002	$0.007

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.027	$0.079

Numbers do not add up due to rounding
CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com

Himax Technologies Third Quarter 2011 Earnings Call Prepared Remarks

Operator Intro: Welcome to Himax Technologies’ third quarter 2011 financial results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today. A replay will be available 2 hours after the call today, through 1PM on Wednesday, November 16, 2011 in Taiwan.  The replay dial-in number is 1-858-384-5517 with conference ID number 381641.  The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax’s third quarter 2011 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mrs. Jessica Pan, Acting Chief Financial Officer.  After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7009, or you can download a copy from Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results and the Taiwan listing plan to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; shareholders’ support on the dual listing plan, changes in either Taiwan or US authorities’ policies, Taiwan Stock Exchange and Taiwan authority’s acceptance of the Company’s Taiwan listing application, changes in capital market conditions in either Taiwan or the US, capital market acceptance of our share offering, the capability to maintain the full two-way fungibles between the Company’s ordinary shares and ADSs and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with SEC on dated May 20, 2011, as amended.

Except for the Company’s full year of 2010 financials which were provided on the Company’s 20-F, filed with the SEC on May 20, 2011, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

I will start with discussing our third quarter performance and provide outlook for the fourth quarter of 2011. Jessica will then provide further details on financials.

We reiterated our third quarter guidance on October 19, 2011. Our third quarter revenue, gross margin and earnings per ADS all met or exceeded our previous guidance.

Our third quarter revenues came in at $162.1 million, representing a 17.2% growth from $138.3 million in the third quarter of 2010 and a 1.0% growth from $160.6 million in the second quarter of 2011.

Revenues from large panel display drivers were $62.0 million, down 14.4% from a year ago and down 18.9% sequentially. Large panel drivers accounted for 38.3% of our total revenues for the third quarter compared to 52.4% a year ago and 47.6% in the previous quarter.

We are happy to report that sales for small and medium-sized applications was another record high for us in the third quarter 2011. Revenues from small and medium-sized applications were $79.7 million, up 47.2% from the same period last year and up 28.1% sequentially. Small and medium-sized applications sales for cell phone applications more than doubled in the third quarter on a year over year basis and were up 61.4% sequentially, mostly due to strong demand of smartphones. Small and medium-sized applications accounted for 49.2% of total revenues for the third quarter, as compared to 39.2% for the same period last year, and 38.7% in the previous quarter. We are extremely excited about the strong and steady growth in this sector which more than offset the sales loss in the large panel display drivers. I will elaborate more on this later in the call.

Revenues from our non-driver businesses were $20.4 million, up 75.0% from the same period last year and down 7.0% sequentially. Non-driver products accounted for 12.5% of our total revenues in the third quarter, as compared to 8.4% a year ago and 13.7% in the previous quarter.

Our gross margin for the third quarter was 18.5%, as compared to 22.9% a year earlier, and 18.6% in the previous quarter.

As an annual practice, we grant RSUs, or Restricted Share Units, at the end of September each year which lead to higher third quarter GAAP operating expenses compared to the other quarters of the year. The total value of our 2011 RSUs is approximately $3 million. Jessica will add more details on this later.

Net income attributable to shareholders for the third quarter was $0.6 million, or 0.4 cents per diluted ADS, compared to $0.4 million, or 0.3 cents per diluted ADS, a year ago, and $3.6 million, or 2 cents per diluted ADS, in the prior quarter.

Non GAAP net income attributable to shareholders for the third quarter was $4.8 million, or $0.03 per diluted ADS, compared to $7 million, or $0.04 per diluted ADS during the same period last year, and $5 million or $0.03 per diluted ADS in the prior quarter.

Now, I will elaborate further on the third quarter performance and fourth quarter outlook for a number of product lines.

As we discussed briefly earlier, our third quarter highlight is the strong growth of display drivers for small and medium-sized applications while the overall market demand in large-sized applications remained relatively weak amidst uncertainties in the global markets.

Thanks to the fast-growing smartphone sector, our small and medium-sized driver reached another record high in terms of units shipped, absolute value and percentage of total revenue. This is a direct result of our leading technology in smartphone drivers. This also demonstrates our successful implementation in regards to product diversification as well as market and customer base expansion. The handset segment has become our single largest revenue contributor, replacing what were traditionally contributions from TV display drivers. In fact, revenues from the handset segment alone are now comparable to those from all large panel applications combined, including TV, monitor and laptops.

We are currently in a strong position in the smart phone sector with leading technologies and competitive products. We carry a wide range of smart phone products including hVGA, WVGA, nHD, qHD resolution drivers for mainstream smart phones as well as the HD720 high resolution drivers of which we are one of the industry leaders in shipping to first-tier smart phone brand customers. We are also working with our panel partners in Taiwan, Japan, Korea and China to supply drivers for numerous smart phone brand customers. The growth momentum is expected to continue into the fourth quarter and beyond with strong demand from both Chinese and international brand customers.

Our non-driver products as a whole declined slightly in the third quarter vs. second quarter primarily due to the weaker demand in large panel and laptop markets. However, it still grew 75.0% year over year with many products experiencing double digit growth.  Notwithstanding the short term setback, we still expect strong growth momentum for our non-driver products next year and beyond.

CMOS image sensor sales, which accounts for a significant portion of our non-driver sales, declined slightly in the third quarter. Laptops have been the largest revenue contributor to our CMOS image sensor products over the past quarters. However, the laptop market is facing headwinds with overbuilt inventory as well as competition from tablets which reduced customers’ orders for CMOS image sensors in the short term. In the longer term, we expect the market to stabilize and we plan to release our high-resolution sensors for handsets next year to diversify our product portfolio and capture the tremendous growth potential in this market.

Our touch panel controller is expected to be the next bright spot for our non-driver products. In the third quarter we successfully mass-produced and shipped our multi-touch capacitive touch controllers to a worldwide smart phone brand leader. We expect this demand to grow further in the fourth quarter and beyond. With our product quality and proven first-tier customer shipping track record, we are confident that we will continue to gain more new customers in the future.

LCOS in the third quarter maintained steady shipping rates. We remain committed to the long term development of LCOS microdisplay and its applications. In addition to pico projector, which accounts for the bulk of our LCOS shipments, we are working with customers on the development of brand new applications using our LCOS panels, some of which we have received tooling fees for the development of tailor-made products.

In the third quarter, with double digit sales growth to many of our top ten customers, revenue from related parties reduced to 39.3% of total sales, compared to 48.6% a year ago and 42.4% in the previous quarter. We believe a more diversified customer base would reduce our dependence on one single customer and help minimize our business risk.

Moving into the fourth quarter 2011, we are pleased to see our continuous efforts on product mix improvement and cost controls over the past few quarters come to fruition. We expect to see better gross margin and bottom line during the fourth quarter. Looking forward, gross margin improvement will continue to be one of our key focuses.

As we mentioned earlier, we expect strong demand for small and medium panel drivers in the fourth quarter. Although the visibility for large-sized panel demand is still limited at the moment, we are seeing a relatively low level of inventory on the customers’ side. We are well prepared for possible rush orders coming from a sudden inventory replenishment needs. This is not factored into the fourth quarter guidance we are going to provide.

In the fourth quarter, we expect our revenue to remain flat to slightly up with gross margin improving to over 20%. We also expect our profit to improve as a result of better product mix and continuous cost controls. GAAP earnings attributable to shareholders per ADS is expected to be in the range of $0.02 to $0.04.

Now let me turn over to Jessica Pan, our Acting CFO, for further details on our financials.

Mrs. Jessica Pan

Thank you, Jordan. I will now provide additional details for our third quarter financial results.

For the third quarter 2011, our GAAP operating expenses were $30.5 million, down 5.7% from $32.4 million a year ago and up 15.2% from $26.5 million in the previous quarter. As Jordan pointed out, the significant sequential increase was primarily due to the expenses resulting from the 2011 RSU grant. Without shares-based compensation, our operating expenses were $26.1 million in the third quarter as compared to $25.1 million for the same quarter 2010 and $25.3 million in the previous quarter.

The total value of our 2011 RSUs is approximately $3 million, out of which approximately 97% were immediately vested and expensed in the third quarter and paid in cash. The remainder will be paid in three equal installments of stocks at the first, second, and third anniversaries after the grant. The maximum share dilution in the next three years resulting from the 2011 RSU grant is about 0.04% of our total shares outstanding.

The higher GAAP operating expenses led to a GAAP operating loss of $0.5 million in the third quarter, compared to an operating loss of $0.7 million in the same period last year and an operating income of $3.4 million in the previous quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the third quarter was 18.6%, as compared to 23.0% a year ago and 18.6% in the second quarter. Non-GAAP operating income for the third quarter was $4.5 million, down from $7.3 million in the same period last year and down from $5.1 million in the previous quarter.

Share-based compensation and acquisition-related charges for the third quarter were $3.7 million and $0.4 million, respectively, as compared to $6.3 million and $0.3 million a year earlier, and $1.0 million and $0.4 million in the second quarter.

Non-GAAP net income in the third quarter was $4.8 million or $0.03 per diluted ADS, down from $7.0 million or $0.04 per diluted ADS for the same period last year, and up from $5.0 million or $0.03 per diluted ADS in the previous quarter.

Our cash, cash equivalents and marketable securities available for sale were $90.8 million at the end of September, up from $82.6 million during the same period last year and down from $104.1 million a quarter ago. Restricted cash was $84.7 million at the end of September up from $44 million during the same period last year and up from $57.5 million at the end of the last quarter.

To give an update on the $25 million share buyback program, share repurchases by the end of October totaled $2.8 million or approximately 2.1 million ADSs. Their underlying ordinary shares will be cancelled as required. At the end of the October 2011, we had roughly $22.2 million remaining in the current authorized share repurchase plan. The share buyback program will continue to help improve the company’s earnings per share.

Inventories at the end of September were $104.7 million, compared to $111.7 million during the same period last year and $124.4 million a quarter ago. We expect to see substantial improvement on inventory level toward end of the year.

Net cash inflow from operating activities for the third quarter was $17.4 million as compared to a cash outflow of $3.5 million in the previous quarter. Cumulative cash inflow in 2011 was $26.2 million versus $27.8 million during the same period last year.

In addition, I would like to talk about potential goodwill impairment, a non-cash charge, which is subject to the final result of our pending goodwill impairment test. As of September 2011, we had $26.8 million of goodwill on our book, as a result of our acquisition of Wisepal in early 2007. According to Statement of Financial Accounting Standards No. 142, goodwill needs to be tested annually. Accordingly, we are performing a goodwill impairment analysis which is expected to be completed by April next year.

The fourth quarter 2011 guidance that Jordan provided earlier is based on 176.4 million outstanding ADS.

Operator, that concludes our prepared remarks.  We can now take questions.

Jordan’s closing remarks

Thank you everyone for taking the time to join today’s call.  We look forward to talking with you again at our upcoming earnings call in early February next year.  Thank you.